Filed Pursuant to Rule 433
Registration No. 333-186969
December 1, 2015

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated December 1, 2015)

Issuer:	Georgia Power Company
Security:	Series 2015A 1.95% Senior Notes due December 1, 2018
Expected Ratings:*	A3 (Stable)/A- (Negative )/A+ (Stable) (Moody's/Standard & Poor's/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.913%
Maturity Date:	December 1, 2018
Treasury Benchmark:	1.25% due November 15, 2018
Benchmark Treasury Yield:	1.18%
Spread to Treasury:	+80 basis points
Re-offer Yield:	1.98%
Make-Whole Call:	T+15 basis points
Coupon:	1.95%
Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2016
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KD2/US373334KD27
Trade Date:	December 1, 2015
Expected Settlement Date:	December 4, 2015 (T+3)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	BBVA Securities Inc. Loop Capital Markets LLC Regions Securities LLC Santander Investment Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0776, J.P. Morgan Securities LLC collect at 1-212-834-4533, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.